EXHIBIT 99.2

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Second Quarter Ended June 30, 2010

Suite 1540 – 800 West Pender Street, Vancouver  BC V6C 2V6
Tel: 604.623.3333   Toll free: 1.866.365.4706   Fax:  604.623.3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated August 5, 2010 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the three and six months ended June 30, 2010.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2009.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.   Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits.  In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has acquired significant land packages in Alaska, USA and Nevada, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve as defined by National Instrument 43-101 (“NI-43-101”).

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

GENERAL HIGHLIGHTS

Overall Objectives

The Company plans to complete approximately 158,000 metres of drilling during the period April 1, 2010 to March 31, 2011. Approximately two-thirds of this drilling will be directed at expanding and further testing the limits of the F2 Gold System, which is part of the Phoenix Gold Project. The remainder will be used for infill and delineation drilling on one or more zones within the overall F2 Gold System. To this end, approximately 750 metres of underground development will be required to provide underground access to key target areas. This is planned to be completed during 2010. Based on the results of drilling, the Company will evaluate plans for follow up sampling including bulk sampling. In conjunction with these programs, the Company is evaluating, and will procure where possible, permits to allow it to update its current Closure Plan and provision of grid power to the Phoenix Gold Project. The Company will also carry out during 2010 an assessment of capital requirements that may be required to allow the project to proceed into the mining phase.

HIGHLIGHTS

Drilling and Development:

Rubicon continued to drill from surface (land and barge based drills) and underground at its Phoenix Gold Project during the second quarter of 2010.  To date, since its discovery in February 2008, the Company has drilled over 150,000 metres on its F2 Gold System. The Company completed the March 2009 to March 2010 drilling plans and initiated the Phase 2 program.  Positive results announced during the second quarter (see news releases April 12, 2010, May 17 and 27, 2010 and July 6 and 12, 2010) continued the trend established in 2008, confirming  expansion of the F2 Gold System.

To the end of the second quarter of 2010, the Company completed 73,023 metres of drilling on the Phoenix Gold Project, including 62,264 metres on the F2 Gold System and an additional 10,759 metres on other targets on the property (results pending).  To the end of June 30th, underground development completed the shaft extension to a depth of 338 metres.  Two drills are now drilling on the 305 level.  The 305 level drift was advanced 94 metres toward the F2 Core Zone.

On July 12, 2010 the Company announced that preliminary metallurgical test work performed on several composite samples from the Phoenix Gold Project returned gold recoveries averaging 93.8%, an absence of any refractory gold

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

component despite the presence of appreciable sulphide minerals in the sampled gold zones and contained low arsenic content.  The samples are amenable to standard gravity and carbon-in-leach treatments.  The Company considers these results highly encouraging and believes they bode well for optimization of both future capital and operating costs.  Results are preliminary in nature and considerably more sample material and test work is required to further characterize and optimize the F2 Gold System metallurgy.

EXPLORATION HIGHLIGHTS

Red Lake Exploration

100% Controlled Projects

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Project which is comprised of 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.  The Phoenix Gold Project is underlain by a north northeast trending, west-dipping belt of deformed and intermixed metasediments, basaltic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence. A strong NNE trending structural fabric through the area, which is considered part of the East Bay Deformation Zone, is variably affected by later, NW-SE trending cross cutting regional structures.

In April of this year the Company was awarded the Northwestern Ontario Developer of the Year award. The award was presented by the Northwest Ontario Prospectors Association ("NWOPA") and recognizes ‘an outstanding northwestern Ontario developer or development project during the previous calendar year'.  The award recognizes the collective efforts and achievements of our staff at the Phoenix Gold Project.

2010 Exploration Highlights to June 30, 2010

Drilling

The Company drilled a total of 34,284.5 metres on the Phoenix Gold property during the second quarter. A total of 31,917.5 metres of this drilling was focused on the newly discovered “F2 Gold System” announced March 12, 2008.

Mineralization within the F2 Gold System occurs in a major ultramafic-mafic structural setting which is considered similar to major deposits in the Red Lake gold district. The F2 Gold System is currently contains significant gold intercepts to 1,437 metres below surface and remains open at depth. The mineralized system comprises a number of gold zones which are located approximately 450 metres southeast of the existing exploration shaft which has been extended to 338 metres from its former depth of 130 metres. Underground drilling from the 122 metre level commenced June 28, 2009 and from the 305 metre level on March 22, 2010. Gold in the F2 Gold System is best developed within mafic volcanic rocks as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust structural corridor that also hosts thick, lower grade intervals. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Gold System.

Since discovering the F2 Gold System in late February 2008, significant gold mineralization has now been intersected to a vertical depth of 1,437 metres and over an interpreted strike length of 1,078 metres. For more information, see the Company’s news releases and its website (www.rubiconminerals.com).  Drilling is on-going with the use of three surface rigs (one land based and two barge mounted) and four underground rigs (two on the 122 level and two on the 305 level).

Two NI 43-101 Technical Reports were filed during the previous year. The first, filed in January 2009 recommended a $14 million multi-phase drilling and shaft sinking program. In March 2009, this program was expanded to a $25 million drill program (see news release dated March 30th, 2009) including an 80,000 metre drill program and up to 20,000 metre property wide regional program. A second updated NI 43-101 Technical Report

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

was filed in October 2009 and recommended a $54.4 million further expanded program to include underground development and additional drilling (see “General Highlights – Overall Objectives”).

Permitting Summary

During 2009, Rubicon completed the previously reported Phase 1 dewatering and shaft rehabilitation.  In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was accepted for filing in February 2009.  Rubicon has now extended the existing three compartment shaft to the 305 metre level and is advancing its underground development and drill programs pursuant to the November 12, 2009 $86 million financing.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations.

Drilling Results

Significant results received this quarter are summarized below (see www.rubiconminerals.com for complete F2 Gold System significant assays to date).  Drilling is on-going and complete assays remain pending.

F2 Gold System:  Significant Gold Results† since April 13, 2010 to July 7, 2010
Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Width (m)	Gold (oz/t)	Width (ft)	9X Target Area
122-50	Anomalous
122-53	361	5.1	6.0	0.15	19.7	1
122-54	440	4.7	10.7	0.14	35.1	1
Incl.	440	10.9	3.0	0.32	9.8	1
Sub incl.	440	34.5	0.5	1.01	1.6	1
122-57	435	5.6	1.8	0.16	5.9	1
122-60	928	18.2	5.5	0.53	18.0	2
Incl.	927	56.8	0.5	1.66	1.6	2
And incl.	929	35.8	0.5	1.04	1.6	2
And incl.	930	52.1	0.5	1.52	1.6	2
122-62A	337	12.8	2.0	0.37	6.6	1
122-62A	411	2617.8	0.5	76.35	1.6	1
305-03	918	5.1	14.0	0.15	45.9	5
Incl.	921	27.2	1.0	0.79	3.3	5
And incl.	923	13.8	1.0	0.40	3.3	5
305-05	321	7.9	44.5	0.23	146.0	1
Incl.	323	20.1	15.0	0.59	49.2	1
Sub incl.	323	42.5	6.9	1.24	22.6	1
Sub incl.	323	81.8	2.9	2.39	9.5	1
Sub incl.	323	283.1	0.5	8.26	1.6	1
122-55	274	5.8	2.2	0.17	7.1	3
122-58	672	3.0	10.1	0.09	33.1	6
122-58	742	36.7	0.9	1.07	3.0	6
122-58	749	31.1	1.0	0.91	3.3	6

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

122-59	Anomalous
122-61	No Significant Assays
122-62A	687	12.5	1.0	0.36	3.3	2
122-62A	720	4.4	3.1	0.13	10.2	2
122-63	No Significant Assays
122-64	Anomalous
122-65	Anomalous
122-66	Anomalous
122-68	196	131.8	0.5	3.84	1.6	1
122-68	490	5.4	3.0	0.16	9.8	1
122-68	583	3.1	4.7	0.09	15.4	6
122-68	592	5.0	6.0	0.15	19.7	6
305-01	308	3.1	4.0	0.09	13.1	1
305-02	Lost Hole
305-03	887	13.6	1.0	0.40	3.3	5
305-04	1218	3.0	4.0	0.09	13.1	8
305-07	283	3.7	3.4	0.11	11.2	1
305-07	291	11.6	11.9	0.34	39.0	1
Incl.	291	72.9	1.5	2.13	4.9	1
Incl.	291	207.7	0.5	6.06	1.6	1
305-08	Anomalous
305-09	426	15.4	1.0	0.45	3.3	1
305-11	302	3.0	4.7	0.09	15.4	1
305-11	304	20.1	16.2	0.58	53.1	1
Incl.	304	34.7	6.7	1.01	22.0	1
Incl.	304	59.0	3.0	1.72	9.8	1
F2-78-W3	Did not reach Target
F2-89	566	9.3	1.1	0.27	3.6	4
F2-90	359	3.2	5.0	0.09	16.4	4
F2-90	432	25.1	1.0	0.73	3.3	4
F2-90	194	23.5	1.0	0.69	3.3	4
F2-91	663	10.9	5.0	0.32	16.4	5
Incl.	661	48.0	1.0	1.40	3.3	5
F2-92	444	3.0	7.0	0.09	23.0	2
F2-92	259	6.6	3.9	0.19	12.8	2
Incl.	258	12.8	1.8	0.37	5.9	2
F2-93	91	4.4	2.3	0.13	7.5	1
F2-95	877	17.5	5.1	0.51	16.7	2
Incl.	878	28.4	3.0	0.83	9.8	2
HW-5	No Significant Assays
HW-6	183	36.3	1.0	1.06	3.3	3
HW-7	Anomalous
HW-8	Anomalous
HW-9	No Significant Assays

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

HW-10	No Significant Assays
F2-64-W3	1339	3.7	3.3	0.11	10.8	7
F2-64-W4	Anomalous
F2-94	899	22.3	6.7	0.65	22.0	5
Incl.	898	36.0	3.0	1.05	9.8	5
And Incl.	902	73.7	0.5	2.15	1.8	5
F2-95	431	3.7	4.0	0.11	13.1	1
F2-96	Anomalous
F2-96A	Anomalous
F2-97	Anomalous
F2-98	Anomalous
F2-99	539	14.1	1.0	0.41	3.3	1
F2-99	947	6.7	2.0	0.20	6.6	2
F2-101	80	49.6	0.5	1.45	1.6	4
F2-101	248	50.3	0.5	1.47	1.6	4
F2-101	491	72.3	0.5	2.11	1.6	4
F2-101	603	37.7	3.0	1.10	9.8	6
Incl.	604	201.2	0.5	5.87	1.6	6
F2-101	819	8.6	4.1	0.25	13.4	6
Incl.	820	34.8	0.5	1.02	1.6	6
F2-102	471	16.0	36.0	0.47	118.1	4
Incl.	478	31.2	17.0	0.91	55.8	4
Incl.	480	40.5	11.5	1.18	37.7	4
F2-102	500	10.1	2.0	0.29	6.6	4
All assays are uncut
†Significant gold results satisfy the following cut-off criteria: > 10.0 gram gold x metre product and > 3.0 g/t gold.
Anomalous holes satisfy the following criteria:  > 2.5 gram gold x metre product and < 10.0 gram gold x metre product and greater than 2 g/t gold.

Other Red Lake projects

Rubicon’s strategy in Red Lake is predicated on its control of major ultramafic trends in this important gold-producing district. Ultramafic units are important because there is a close empirical relationship in Red Lake between ultramafic rocks and gold deposits as detailed in numerous public domain articles and publications. As such, all of Rubicon’s current land holdings in Red Lake projects are considered strategic to our plans. While the current focus of the Company is on exploration at its Phoenix Gold Project, high geological potential and numerous gold zones are known to exist elsewhere on the Company’s regional land holdings. These provide an important and unique pipeline of future exploration projects in Red Lake for the Company.

During the first quarter of 2010, the Company performed Titan 24 deep penetration IP surveys on four of its regional target areas: DMC Property, Slate Bay Property, East Bay Property and the McCuaig JV Property.  In addition to the Titan 24 surveys, the Company flew a LIDAR survey over the northeastern Portion of the Red Lake land holdings which includes the entire Phoenix, McCuaig, Adams Lake and East Bay properties and the majority of the DMC, Slate Bay and Red Lake properties.  LIDAR (Light Detection And Ranging) is a type of aircraft-based remote sensing, using laser-driven pulses of light and multispectral cameras to scan and process digital information about a landscape. LIDAR is typically flown at an elevation of 700m and results in a topographic resolution of 15cm vertical and 45 cm horizontal.  The survey can penetrate organic matter and is useful for mapping structures.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

Results from the LIDAR survey are pending and will be used in conjunction with the Titan 24 surveys and historical data to aid in drill targeting.

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (236 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys support the presence of large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake in 2008. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix Gold Project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 Gold System discovery.

East Bay Property

The East Bay Property comprises 43 unpatented mining claims (123 units) that occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone of the East Bay property of Goldcorp/Premier Gold (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold - Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at the Phoenix Gold Project. East Bay is considered strategic and a priority target.  Exploration plans for East Bay in 2009 were postponed to allow maximum resources to be directed to the F2 Gold System discovery.

DMC Property

The DMC property comprises 130 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending Red Lake Greenstone Belt (“RLGB”).  The property is considered strategic to the Company and a Titan 24 geophysical survey covering the core of the DMC property was completed in April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometre below surface. At the Company’s Phoenix Gold Project, similar Titan 24 surveys are correlated with the F2 Gold System mineralized sequence. Rubicon views Titan 24 geological surveys as potentially useful in identifying new targets beyond the Phoenix Gold Project itself. The results of the Titan 24 survey were evaluated in the fall of 2009 and used as a targeting tool for a 2010 planned winter drill program.  A total of 6,560 metres of reconnaissance drilling (no significant results) was completed during the first quarter, and additional Titan 24 surveys were completed on the property.

Humlin Property

The Humlin Property comprises 31 unpatented mining claims (294 units) located in Fairlie Township. No work was conducted on the property in 2010 to date.

Slate Bay Property

The Company has a 100% interest in 30 unpatented mining claims (153 units) located in McDonough and Graves Townships.  Approximately $500,000 in exploration work has been completed on the property since 2001. Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy, which includes key mafic-ultramafic contacts in proximity to a regional scale angular unconformity.  The setting is analogous to that at the producing mines in the camp.  Titan 24 deep penetration IP surveys were performed over a portion of the Slate Bay property in the first quarter of 2010 and final data was received in the second quarter of 2010.  The Company is using this data in conjunction with historical drilling and magnetic surveys to refine future drill targets.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

Wolf Bay Property

The Wolf Bay Property comprises 23 unpatented mining claims (108 units) located in the Todd and Hammell Lake Townships of west Red Lake.  The property is currently inactive.

Advance Property

The Advance Property comprises 13 patented mining claims (approximately 39 ha) in the Todd Township of west Red Lake.  The property is southwest of, and contiguous to, the Newman Todd Property currently being drilled by Redstar Gold Corporation.  The property is inactive but remains a prospective target and is adjacent to properties being actively explored and drilled by competitors.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the RLGB. The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix Gold Project meant that no work was carried out in 2008 and 2009.  During the first quarter of 2010, a Titan 24 survey was completed on the McCuaig Property in conjunction with surveys completed over the adjacent DMC Property.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by May 1, 2011 (as amended in 2009) in order to maintain its option in good standing, at which time if all payments are made Solitaire will have earned a 55% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Westend Property

In July 2008, the Company optioned a 60% interest in 30 unpatented mining claims (153 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under the terms of the Letter Agreement dated July 10, 2008, Halo must incur $1 million in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  Halo is required to complete $225,000 in exploration expenditures before July 31, 2010 to maintain its option.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired.

During the three and six months ended June 30, 2010, the Company spent $92,726, and $144,518 respectively on acquisition and maintenance costs and recovered $106,553 and $199,015 respectively in cash and shares.

Exploration Accommodation Agreement

On January 21, 2010, the Company signed an Exploration Accommodation Agreement with the Lac Seul First Nation (“LSFN”) covering Rubicon’s exploration properties within lands considered by LSFN to be their traditional territory.  The LSFN has agreed to support Rubicon’s exploration work within their traditional territory and in turn,

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

Rubicon will respect the LSFN concerns over land usage, endeavor to provide work and business opportunities to band members and provide other benefits to the LSFN based on exploration expenditures.  For more information see our news release dated January 21, 2010.

Qualified Person

The 2010 exploration work in Red Lake is supervised by Terry Bursey, P.Geo., Regional Manager and the Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch. Independent lab check assays were performed by ALS Chemex. Gold standards were prepared by CDN Resource Laboratories Ltd.

ALASKA EXPLORATION

Pursuant to its obligations under the McEwen agreement (the “McEwen Transaction”; see our news releases dated February 26, 2007 and May 22, 2007), Rubicon has carried out a total of $5.1 million worth of exploration since May 2007 on its land holdings, located in the Pogo area of Alaska. This includes US$2.6 million on claims under option from Rimfire Minerals Corporation. The Company has therefore met all current and future exploration obligations for Alaska pursuant to the McEwen Transaction.  Additional work will be required in 2011 to keep the Rimfire option in good standing but all requirements have been satisfied to date.

The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets for follow-up. The 2008 program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization.  While subsequent drilling failed to return significant gold values, additional drilling is required to test this promising area.

Due to the F2 Gold System discovery, the Company has elected to reduce it 2009-2010 exploration in Alaska but it continues to view its holdings as prospective for new high grade gold discoveries in the area.

The Alaska projects are under the supervision of Curt Freeman, MS., P.Geo., Independent Consultant and Qualified Person as defined by NI 43-101.

NEVADA EXPLORATION

Rubicon holds a 225,000 acre land package in Elko County, Northeastern Nevada which it acquired pursuant to the McEwen Transaction.  Exploration of this property is in the preliminary stage.

To the end of June 2010, the Company has expended Cdn$982,000 on exploration on the property and has met all current and future exploration obligations pursuant to the McEwen Transaction.

Due to the F2 Gold System discovery, the Company has elected to reduce its 2010 exploration in Nevada but it continues to view its holdings as prospective for bulk mineable gold discoveries in the area.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form dated March 31, 2010, on file at www.sedar.com.

RESTATEMENT OF FINANCIAL STATEMENTS

During 2009, the Company undertook a review of previously issued financial statements for the years ended December 31, 2007 and 2008 and the 9 months ended September 30, 2009.  As a result of the items arising from this

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

review, the Company determined that the following amendments should be reflected in a set of restated financial statements for the three and six months ended June 30, 2009.

The Company recalculated the foreign exchange gain or loss on translation of future income tax liabilities arising in subsidiaries with assets located in foreign jurisdictions and recorded the following:

a)	For the three months ended June 30, 2009 a foreign exchange gain of $1,254,964 and an increase in future income tax liabilities of $49,790.

b)	For the six months ended June 30, 2009 a foreign exchange gain of $702,167 and an increase in future income tax liabilities of $49,790.

These adjustments had no effect on the Company’s cash flows.

See note 15 to the consolidated financial statements for further details.

OPERATING RESULTS

6 Months ended June 30, 2010 compared to the restated 6 Months ended June 30, 2009

For the 6 months ended June 30, 2010, the Company had a net loss of $6,825,791 ($0.03 per share) compared to  net income of $616,891 ($0.00 per share) in the 6 months ended June 30, 2009, a change from income to loss of $7,442,682.  During the 6 months ended June 30, 2010, the Company recorded other comprehensive income (loss) (“OCI”) of $176,383 compared to OCI income of $316,374 in the prior year’s comparative period.  Comprehensive loss (the total of net loss and other comprehensive income) for the 6 months ended June 30, 2010 was $6,649,408 compared to comprehensive income of $933,265 in the prior year’s comparative period, a decrease in comprehensive income of $7,642,673.

The change in income (loss) was mainly the result of recording an increase in foreign exchange losses related to the revaluation of the foreign future income tax liability, a decrease in future income tax recoveries, and higher stock based compensation in the current year. Significant changes in line items were as follows:

•	Foreign exchange losses increased from losses by $873,550 due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.
•
Salaries increased by $405,410 due to increased staff, salary increases and a new staff health plan, in response to the increased scope of exploration the Company is undertaking at its Phoenix gold project.

•	Stock based compensation was higher by $2,984,153 as options granted in early 2010 had a much higher valuation per option due to the Company’s increased share price.
•	Loss on sale of investments was higher by $348,676 due to the sale of share in a loss position.
•	Future income tax recovery was lower by $2,192,224 as the Company did not renounce any flow-through expenditures in 2010 compared to $6.5 million of flow-through share expenditures renounced in 2009.
•
Consulting, office, insurance, and professional fees increased by $522,655 in the current period in response to the increased level of corporate activity as the Company advances its Phoenix gold project.

•
Other comprehensive income (loss) for the 6 months ending June 30, 2010 was $176,383 compared to $316,374 in the 6 months ended June 30, 2009. The decrease in OCI was mainly attributable to the Company incurring unrealized losses on marketable securities, and other investments in the period.

3 Months ended June 30, 2010 compared to the restated 3 Months ended June 30, 2009

For the 3 months ended June 30, 2010, the Company had a net loss of $3,993,888 ($0.02 per share) compared to  net income of $154,284 ($0.00 per share) in the 3 months ended June 30, 2009, a change from income to loss of $4,148,172.  During the quarter, the Company recorded other comprehensive income (loss) (“OCI”) of ($28,137) compared to OCI income of $157,768 in the prior year’s comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive income) for the quarter was $4,022,025 compared to comprehensive income of $312,052 in the prior year comparative quarter, a decrease in comprehensive income of $4,334,077.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

The change in income was mainly the result of recording an increase in foreign exchange losses related to the revaluation of the foreign future income tax liability and higher stock based compensation in the current year. Significant changes in line items were as follows:

•	Foreign exchange losses increased by $1,875,285 due to the effect of exchange rate changes on the Company’s future income tax liability related to assets that have a US dollar tax basis.
•
Salaries were higher by $160,823 due to increased staff, salary increases and a new staff health plan, in response to the increased scope of exploration the Company is undertaking at its Phoenix gold project.

•	Stock based compensation was higher by $1,575,546 as options granted in early 2010 had a much higher valuation per option due to the Company’s increased share price.
•	Loss on sale of investments was higher by $76,986 due to the sale of share in a loss position.
•
Consulting, office, insurance, and professional fees increased by 328,192 in the current quarter in response to the increased level of corporate activity as the Company advances its Phoenix gold project.

•
Other comprehensive income (loss) for the 6 months ending June 30, 2010 was $176,383 compared to $316,374 in the 6 months ended June 30, 2009. The decrease in OCI was mainly attributable to the Company incurring unrealized losses on marketable securities, and other investments in the period.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to June 30, 2010
November 18 , 2008 Financing
• $6.6 million to be used to incur eligible Canadian Exploration Expenses on the Phoenix Gold Property.	• All funds have been applied as committed.
• $3.6 million to be used for general and administrative and working capital purposes.	• All funds have been applied as committed.
March 5, 2009 Financing
• $25 million to be used for exploration and development of the Phoenix Gold Property (Phase I).	• All funds have been applied as committed.
• $15 million to be used for exploration and development of the Phoenix Gold Property and general and administrative and working capital purposes	• $5.5 million has been used for G&A and working capital. $9.5 million remains to be spent.
November 12, 2009 Financing
• $58 million on exploration on the Phoenix Gold Property (Phase II).	• $19.1 million has been used for exploration and development of the Phoenix Gold Property. $38.9 million remains to be spent.
• $5.2 million on exploration on other Red Lake properties and Red Lake administration.	• $2.1 million has been used for exploration and development on other Red Lake properties. $3.1 million remains to be spent.
• $22.8 million on working capital or other exploration.	• $4.9 million has been applied to financing expenses. $17.9 million remains to be spent.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2010 Second		2010 First		2009 Fourth		2009 Third (Restated)		2009 Second (Restated)		2009 First (Restated)		2008 Fourth (Restated)		2008 Third (Restated)
	$		$		$		$		$		$		$		$
Interest and other income		104,742		87,706		63,587		45,787		52,567		52,302		215,364		161,382
Gain (loss) on sale of investments		(149,327)		(295,114)		(3,338)		2,382		(72,341)		(23,424)		(85,912)		(111,252)
Net loss (income)		3,993,888		2,831,903		1,249,415		(76,195)		(154,284)		(462,607)		2,808,473		1,097,944
Basic and fully diluted net loss (income) per share		0.02		0.01		0.01		(0.01)		(0.00)		(0.00)		0.02		0.01

Overall, quarterly losses are tending to increase due to increased administration costs to support an expanding exploration program. In the first quarter of 2009 a $2.0 million tax recovery was recorded on renunciation of flow-through share exploration expenditures. A significant factor in the loss increase in the first and second quarters of 2010 was the stock based compensation recorded from incentive stock options granted during the year. The effect of that grant will be reflected in the results of operations throughout 2010. Other factors generally causing significant variations in results between quarters are foreign exchange gains and losses on foreign denominated future income tax liabilities and gain or loss on sale of investments.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources – 6 months ended June 30, 2010

The Company had working capital of $94.5 million as at June 30, 2010 which management estimates will be sufficient for the Company to continue its operations and meet planned objectives for at least the next twelve months.  The Company’s current investment policy is to invest excess funds in Canadian federal or provincial government instruments.

Operating Cash Flows – 6 months ended June 30, 2010

Cash used in operations of $2.0 million for the 6 months ended June 30, 2010, before working capital changes, were higher than cash used in the 6 months ended June 30, 2009 of $1.1 million, reflecting the increased level of administration activity within the Company in support of advancing its Phoenix Gold Project.

Investing Activities – 6 months ended June 30, 2010

The Company had a cash inflow of $34.3 million from maturing investments and cash outflows of $28.3 million which included $27.0 million on mineral property acquisition and exploration in the 6 months ended June 30, 2010.

Financing Cash Flows – 6 months ended June 30, 2010

Financing inflows of $227,545 were from the exercise of employee options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those disclosed under asset retirement obligations in note 9 and commitments in note 13 of the interim consolidated financial statements of the Company.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

ASSET RETIREMENT OBLIGATIONS

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Project, a survey was completed in the first quarter, to estimate the current cost to rehabilitate the site, if it were abandoned today.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development and Mines.  No amount was recorded on the balance sheet for this obligation as a reasonable estimate of the likely date of asset retirement could not be determined and therefore a discounted amount of future cash flows could not be calculated.  If such a calculation could be made, the result would be the recording of a liability at the discounted amount and therefore it would be significantly less than the current cost estimate of $493,000.

COMMITMENTS
At June 30, 2010, the Company has $22,616 in remaining lease payments for the use of its Vancouver office to September 30, 2010.  On July 29, 2010 the Company signed an extension to its Vancouver office lease to September 30, 2013 and became committed to additional lease payments aggregating $329,560.

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at the law firm Davis LLP.  For the three and six months ended June 30, 2010, the Company incurred legal fees to Davis LLP, aggregating to $88,029 and $187,618 respectively (2009 - $231,963 and $414,912).  As at June 30, 2010, Davis LLP is owed $209,587 (December 31, 2009 - $5,000).  All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the year ended December 31, 2009.  The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates are based on past experience, industry trends and known commitments and events.  By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant.  Actual results will likely differ from those estimates.

Carrying value of mineral property costs

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs.  Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value.  Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property.  The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants.  Under this method, the fair value of stock options is calculated at the date of grant or vesting and is expensed, capitalized or recorded as share issue costs over the vesting period, with the offsetting credit to contributed surplus.  If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted.  This model is subject to various assumptions.  The assumptions the Company makes will likely change from time to time.  The methodology, the Company uses, to determine fair value is based on historical information, as well as anticipated future events.

Future Income Taxes

The determination of our future tax assets and liabilities involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of temporary taxable and deductible timing differences. We also make estimates, of our future earnings, which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

New Accounting Pronouncements

The following pronouncements recently issued by the Canadian Institute of Chartered Accountants (“CICA”) will likely impact the Company’s future accounting policies:

Business Combinations

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements, and 1602 – Non-Controlling Interests.  These standards are effective January 1, 2011. Section 1582 replaces Section 1581 – Business Combinations and establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Sections 1601 and 1602 replace Section 1600 – Consolidated Financial Statements. Section 1601 provides revised guidance on the preparation of consolidated financial statements and Section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canadian generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The changeover date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The SEC has indicated that foreign private issues, like the Company, will no longer have to append US GAAP reconciliations to their SEC filings upon their conversion to IFRS.

The key elements, timing and status of the Company’s changeover plan are outlined below:

1.	Develop internal knowledge to manage changeover, design systems and produce IFRS reports.

Senior accounting staff are continuing to upgrade their knowledge and will continue throughout the process.  A major CA firm has been engaged to provide advice and improve the quality of the conversion.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

2.	Review accounting policy changes that are required or are optional under IFRS1 on conversion and make choices where necessary.

An internal review has been completed of major differences between IFRS and Canadian GAAP, where it is likely to affect Rubicon.  It is felt at this stage that further review is needed with the Company’s advisors before conclusions can be published.  It is expected that this review will be completed by September 30, 2010. When these changes and proposed decisions have been made, the audit committee and board will be provided with the knowledge to evaluate the proposed changes.

3.	Prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

The target will be to prepare these statements as soon as practicable through 2010.  It is expected that draft opening balance sheets will be prepared by mid year.

4.	Review accounting software and other information technology issues for IFRS compliance.

Software is planned to be compliant before the transition date of January 1, 2010.  Meetings have been held with software vendors and an implementation decision is expected to be made mid year.

5.	Review internal control implication of new policies and changeover.

Internal control implications are targeted to be determined before the changeover date of January 1, 2011. A review of conversion risks has been completed and control procedures implemented.

6.	Review disclosure controls and procedures in light of change to IFRS.

Disclosure controls and procedures implications will be determined before the changeover date of January 1, 2011.  Procedures have been implemented to ensure compliant disclosures of pre-conversion progress.

7.	Review business implications of conversion such as compensation formulas, key performance indicators and contract requirements.

Target completion date is by September 30, 2010.  Business implications will be reviewed following completion of policy change review.  No significant implications are anticipated as the key performance indicators of the business are not based on financial results of operations.  There are no compensation formulas based on financial results nor does that Company have any contractual requirements for financial condition.

Policy changes implemented pursuant to IFRS may have a material effect on the Company’s financial statements.

OUTSTANDING SHARE DATA

As at August 4, 2010, the Company had the following common shares and stock options:

Common shares issued and outstanding	213,556,174
Stock options	8,578,500
Fully diluted share capital	222,134,674

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial  statement preparation and presentation.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

There have been no changes in the  Company's  internal  control over  financial reporting  during  the 3 months ended June 30,  2010,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.  Other information can be viewed at the Company’s website at www.rubiconminerals.com.

CAUTIONARY NOTICE

This MD&A and the documents incorporated by reference herein contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward-looking information” within the meaning of applicable Canadian provincial securities legislation collectively referred to herein as “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies.

Forward-looking statements include, but are not limited to statements regarding the use of proceeds, costs and timing of the development of new deposits, statements with respect to success of exploration and development activities, permitting time lines, currency fluctuations, environmental risks, unanticipated reclamation expenses, and title disputes or claims.

Forward-looking statements often, but not always are identified by the use of words such as “plans”, “seeks”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “targets”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These statements are based on a number of assumptions and factors, including assumptions regarding general market conditions; future prices of gold and other metals; possible variations in ore resources, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment, or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.  Additional factors are discussed in the Company’s Annual Information Form dated March 31, 2010, filed on SEDAR, at www.sedar.com, in the section titled “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Significant additional drilling is required by the Company at its Phoenix Gold Project to fully understand the system size before a meaningful resource can be calculated and completed.  Accordingly, readers should not place undue reliance on forward-looking statements.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2010

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A, on behalf of the Board of Directors.